Filed Pursuant to Rule 433

Registration No. 333-151522

MacroMarkets announces Initial Public Offering

Plan for Home Price Securities

October 1, 2008 Madison, NJ. –

MacroShares Housing Depositor LLC, a subsidiary of MacroMarkets LLC, today filed an amended prospectus with the Securities and Exchange Commission to offer exchange-traded securities linked to the movement of U.S. home prices. The securities will be listed on NYSE/Arca following their planned initial public offering.

“Housing has been the catalyst for both the boom and bust of the U.S. Economy,” commented Sam Masucci, President and CEO of MacroMarkets. “Several marquee institutions have suffered tremendous losses in part, due to the lack of market-traded price discovery and effective home price hedging tools. MacroMarkets, with its patented MacroShare products, will begin to fill this massive void. MacroShares Major Metro Housing Up and Down are a market-based solution to this unprecedented financial crisis.”

MacroShares Major Metro Housing will provide investors with much needed access to the housing asset class, allowing for investment in either the upward or downward movement of home prices. The securities are designed to track the change in U.S. Home Prices as measured by the closely-followed S&P/Case-Shiller Composite-10 Home Price Index through the termination date. The paired securities will have a ten-year term and will feature a 2x (200%) leverage factor.

Like all MacroShares, the Major Metro Housing trusts will be fully-collateralized by short-term United States Treasury Bills, overnight repurchase agreements secured by Treasury securities, and cash. In addition to addressing issuer and counterparty credit risk concerns that continue to mount in connection with certain other exchange-traded products, this collateral also generates quarterly distributions for MacroShares investors when interest income exceeds trust expenses.

Investors interested in benefiting from a housing recovery reflected as a rise in the index value and/or gaining access to this important asset class without the costs associated with buying a home can invest in Major Metro Housing Up (NYSE ticker: UMM). The underlying value of UMM will increase as home prices rise as measured by the S&P/Case-Shiller index.

Investors seeking to manage existing exposure to housing, or those who are concerned about further home price declines reflected as a decline in the index value, can choose to invest in Major Metro Housing Down (NYSE ticker: DMM). The underlying value of DMM will increase as home prices fall as measured by the S&P/Case-Shiller index.

The initial offerings of UMM and DMM will occur simultaneously via an electronic auction process managed by W.R. Hambrecht + Co. Syndicate and selling group members will submit bids on behalf of their retail and institutional clients for either or both securities. Clearing prices will be established for each security via WR Hambrecht + Co’s OpenIPO® auction technology, a version of which has been tailored for this offering. The OpenIPO platform has been used by a variety equity IPO issuers, including Google,

NetSuite, Morningstar, Interactive Brokers and Clean Energy. The auction is tentatively scheduled to open on November 3rd and close on November 17th. WR Hambrecht + Co’s automated system has been designed to enable participating investors to have price and volume transparency as part of the process, while maintaining strict confidentiality of anyone bidding in the auction.

Robert Shiller, co-founder and Chief Economist of MacroMarkets noted, “As recent events have proven, our global economy will benefit from modern, transparent, market-based risk management solutions. Ongoing private sector innovation remains a vital complement to governmental efforts to modernize and protect our financial institutions, and I am confident that MacroShares will help meet a key 21st century economic challenge: delivering greater market access, new price discovery and liquidity to real estate.”

Any broker-dealer wishing to participate can do so by contacting MacroMarkets prior to the auction. Individual investors wishing to participate can do so by opening an account at WR Hambrecht + Co (1-800-OPEN IPO) or through their own participating broker-dealer.

Specific information about the auction and the securities can be found by contacting MacroMarkets at 888-Macros1 (888-622-7671) or by login onto www.MacroMarkets.com.

For additional information call MacroMarkets at 888-Macros1 x 500.

Press Contact Information:

Richard Dukas/Kristina Ferrari

212/704-7385

richard@dukaspr.com

kristina@dukaspr.com

Company contact information:

Diane Masucci

973-889-1973 x103

DMasucci@MacroMarkets.com

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold or offers to buy be accepted prior to the time that the registration statement becomes effective. You may obtain a written prospectus by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, MacroShares Housing Depositor, LLC, will arrange to send you the prospectus if you request by calling toll-free (888) Macros1 extension 500.

MacroShares Housing Depositor, LLC is a Delaware limited liability company and is acting as the depositor for the MacroShares Metro Market Housing Up and Down trusts. Before you invest, you should read the prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

MacroMarkets LLC is the Administrative Agent and its subsidiary, MacroFinancial, LLC, is the marketing agent for the MacroShares Trusts. MacroFinancial is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority.

Important Risks

This Information does not represent an offer to sell securities of the MacroShares Trusts and it is not soliciting an offer to buy securities of these Trusts. There can be no assurance that the Trusts will achieve their investment objectives. An investment in the MacroShare Trusts involves significant risks, including the risk of loss of substantially all of your investment. There is no guarantee as to the amount of any quarterly distribution or the amount of the final distribution to shareholders. You should review the risk factors in the prospectus prior to investing in a Holding or Tradable MacroShares Trust.

No offer for the securities can be accepted and no portion of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date.

Fluctuations in the underlying value of a MacroShares Trust and other factors may affect the market price of your MacroShares investment. An investment in a MacroShares Trust will not resemble a direct investment in the asset being tracked. The price of the asset being tracked by a MacroShares Trust may be volatile. It may be difficult to predict whether in the long-term the price of the asset being tracked will reflect a generally upward or downward trend. There are risks associated with investing in a product linked to a benchmark. A substitute price may be used as the reference price of the benchmark asset.

MacroMarkets LLC and their respective affiliates do not provide tax advice. Investors are urged to consult their tax advisor to fully understand the tax implications associated with and investment in any MacroShares Trust.

Additional Information about MacroShares can be found at

www.macroshares.com